Exhibit 99.1

March 30, 2012

AOL Inc.
770 Broadway
New York, NY 10003
Attn: Members of the Board of Directors

To the Board of Directors,

Starboard Value LP, together with its affiliates (“Starboard”), currently owns approximately 5.2% of the outstanding shares of AOL Inc. (“AOL” or “the Company”), making us one of the Company’s largest shareholders.  On February 24, 2012, Starboard submitted a letter to AOL nominating director candidates for election to the Board of Directors (the “Board”) at the 2012 annual meeting of shareholders (the “2012 Annual Meeting”).  Over the past several months we have had numerous verbal and written communications with AOL regarding our belief that the Company is significantly undervalued and that opportunities exist to create value based on actions within the control of management and the Board.

We are writing to you because it appears, based on media reports, that AOL has retained Evercore Partners Inc. to find a buyer for AOL’s patent portfolio and to explore other strategic alternatives.  As we have stated on numerous occasions, we believe the patent portfolio has substantial potential value and that the Company should explore the monetization of the patent portfolio with a sense of urgency due to the relatively short remaining lives of some of the material patents.  As such, we would be encouraged by the hiring of a financial advisor, if true, and would further request that the Board evaluate any and all strategic options to maximize value for all shareholders.

In evaluating these strategic options, it is critical that the Board carefully plan and properly assess any asset sale or divestiture to ensure the most tax-efficient outcome.  As an example, we believe that the intellectual property portfolio and the Access business may each have little, if any, tax basis.  As a result, the sale of these assets could generate substantial tax liability for the Company.  On the other hand, we believe that many of the premium content properties in AOL’s Display business were acquired or built over the past several years at prices far in excess of their current fair market value.  Therefore, before AOL finalizes any deal to sell low tax basis assets, such as its patents or the Access business, we urge the Company to review its portfolio of high tax basis assets and explore opportunities to divest such assets in order to offset the potential tax liability generated from any sale of its low tax basis assets.

To provide just two examples, AOL acquired Moviefone in May 1999 for $525 million and MapQuest in December 1999 for $1.1 billion.  These prices are likely well in excess of the current market value of these assets, and, if divested, could generate significant Net Operating Losses (“NOLs”) and/or capital loss carryforwards that may be used to offset gains in other asset sales or divestitures.  The Board should evaluate the ongoing benefit of continuing to own these assets against the potential tax savings that could be realized through a sale of these high basis assets in conjunction with a sale of patents, the Access business, or any other parts of the business.  Again, Moviefone and MapQuest represent just two examples of potential divestitures that could be used to minimize significant potential tax liability.  While it may be difficult for the Board to decide to divest, at a loss, properties that management and the Board were initially supportive of acquiring, it is incumbent upon the Board to utilize objective and dispassionate judgment to think holistically in order to unlock the most value for shareholders in the most tax-efficient manner possible.

We are aware that the Company currently has NOLs and capital loss carryforwards that may be utilized to offset certain gains.  However, based on publicly available information, we are unable to ascertain the extent to which the Company’s NOLs and capital loss carryforwards are available to offset gains on the sale of patents or the Access business in the United States.  Thus, while we generally support the Board’s pursuit of a sale or monetization of AOL’s intellectual property portfolio and exploring other strategic options, we believe that to achieve the best result, it is crucial that management and the Board work closely with their financial, legal, and tax advisors to ensure that any divestitures are executed in the most tax-advantaged manner and that all alternatives are considered.

As we have previously disclosed, Starboard has nominated individuals for election as directors at the 2012 Annual Meeting.  We note that AOL has now twice reset the record date for the 2012 Annual Meeting, most recently from March 26, 2012 to April 18, 2012.  We believe this has the practical implication of pushing back the date of the 2012 Annual Meeting from late May until sometime in June, at the earliest.  We note AOL has held its two annual meetings since the spin-off from Time Warner Inc. on May 25, 2011 and April 29, 2010, respectively.  We hope the Company refrains from taking any actions that may cause any further delay in holding the 2012 Annual Meeting.  We continue to believe that, during this critical juncture, management and the Board should demonstrate an open mind and willingness to allow shareholders to have a meaningful voice in the boardroom.

Thank you for your attention on these matters.  We remain ready to have a constructive dialogue with the Board and continue to believe a significant opportunity exists to create value for all shareholders.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Managing Member
Starboard Value LP